Exhibit 99.4

Notice-and-Access Notification to Beneficial Shareholders

You are receiving this notification as Precision Drilling Corporation (Precision) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (Notice-and-Access) for delivery of its information circular and related proxy materials (the Meeting Materials) to its shareholders who do not hold their Precision common shares in their own name (the Beneficial Shareholders). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Beneficial Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

Please review the information circular before voting.

You are invited to our 2024 Annual and Special Meeting of Shareholders:

When	Where
May 16, 2024 10:00 AM Mountain Daylight Time (MDT)	Virtual-only meeting via live audio webcast online at https://meetnow.global/M2YFHPG
Items of Business	Section of Information Circular
1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2023	“RECEIVE THE 2023 CONSOLIDATED FINANCIAL STATEMENTS” see Page 19.
2. Elect the directors	“ELECT THE DIRECTORS” see Page 19.
3. Appoint the auditors and authorize the directors to set the auditors’ fees	“APPOINT THE AUDITORS AND AUTHORIZE THE DIRECTORS TO SET THE AUDITORS’ FEE” see Page 19.
4. Participate in our ‘say on pay’ advisory vote	“PARTICIPATE IN OUR ‘SAY ON PAY’ ADVISORY VOTE” see Page 20.
5. Approve a resolution adopting a new Director Share Unit Plan	“APPROVE A RESOLUTION ADOPTING A NEW DIRECTOR SHARE UNIT PLAN” see Page 21.
6. Approve a resolution to increase the share reserve under our Omnibus Equity Incentive Plan	“APPROVE A RESOLUTION TO INCREASE THE SHARE RESERVE UNDER OUR OMNIBUS EQUITY INCENTIVE PLAN” see Page 22.
7. Other business	“OTHER BUSINESS” see Page 23.

Particulars of the matters to be brought before the Meeting are set forth in the information circular. Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.

1	Precision Drilling Corporation

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online at www.sedarplus.ca or on our website at www.precisiondrilling.com.

Requests for Paper Copies by Beneficial Holders

Beneficial Shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the information circular was filed on SEDAR by entering the 16-digit control number located on your voting instruction form at the website www.proxyvote.com or by telephone at 1.877.907.7643 (toll free in North America). If you do not have a control number please call English toll free 844-916-0609 or from outside North America 303-562-9305 or French toll free 844-973-0593 or from outside North America 303-562-9306.

The proxy deposit date and time for Beneficial Shareholders is 10:00 AM MDT on May 14, 2024 (or if the meeting is postponed or adjourned, by 10:00 AM MDT two business days before the adjourned or postponed meeting is reconvened). In order to allow reasonable time for a Beneficial Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Beneficial Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before May 3, 2024.

Questions

If you have questions on the Notice-and-Access process, contact our proxy solicitors, Morrow Sodali, at 1.888.444.0609 (toll free in North America) or 1.289.695.3075 (collect, outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Broadridge using one of the following methods by 10:00 AM MDT on May 14, 2024 for your vote to count:

▪
Internet: www.proxyvote.com
▪
Telephone:

1.800.474.7493 (English)

1.800.474.7501 (French)

1.800.454.8683 (U.S.)

▪ Mail (Canada): Broadridge Data Processing Centre PO Box 3700 Stn Industrial Park Markham ON L3R 9Z9	▪ Mail (U.S.): Proxy Services PO Box 9104 Farmingdale NY 11735-9533
If you have questions on the Notice-and-Access process, contact our proxy solicitors, Morrow Sodali. ▪ 1.888.444.0609 (toll free in North America) ▪ 1.289.695.3075 (collect, outside North America)

2	Precision Drilling Corporation